EXHIBIT 99.1

Equinox Gold Publishes Inaugural Climate Action Report, Announces GHG Emissions Reduction Target of 25% by 2030

VANCOUVER, BC, Feb. 7, 2023 /CNW/ - Equinox Gold Corp. (TSX: EQX) (NYSE American: EQX) ("Equinox Gold" or the "Company") is pleased to announce its target of a 25% reduction in greenhouse gas ("GHG") emissions by 2030. Equinox Gold's strategy for GHG emissions reduction is summarized in the Company's inaugural Climate Action Report, which is aligned with the disclosure guidelines of the Task Force on Climate-Related Financial Disclosures.

Greg Smith, President & CEO of Equinox Gold, commented: "Equinox Gold has made substantial progress in understanding our carbon footprint and identifying opportunities for improvement. We are pleased to deliver our strategy to achieve a 25% reduction in GHG emissions by 2030, as outlined in our inaugural Climate Action Report. We are implementing initiatives at our producing mines that will reduce GHG emissions and operating costs while also considering GHG emissions mitigation opportunities at our development projects so we can achieve both production growth and our climate-related objectives."

Equinox Gold's Climate Action Report summarizes the Company's strategy to reduce its GHG emissions and mitigate potential negative impacts of climate change on its operations. Equinox Gold supports the goals of the Paris Agreement and has adopted leading industry standards to guide its climate action strategy, including the United Nations Global Compact, the World Gold Council's Responsible Gold Mining Principles and the Mining Association of Canada's Towards Sustainable Mining protocols.

Since 2020, Equinox Gold has been implementing processes to understand its carbon footprint, identify opportunities for improvement and take concrete steps towards establishing a comprehensive climate action strategy. Using baseline GHG emissions data, life-of-mine production forecasts, a detailed assessment of climate-related risks and opportunities at the Company's mine sites, and a review of industry standards and available technology, Equinox Gold has committed to a target of reducing its Scope 1 and Scope 2 GHG emissions by 25% by 2030 compared to "business-as-usual" forecast GHG emissions in 2030 if no intervention measures were taken.

Based on an assessment of existing operations and planned expansions, Equinox Gold determined that diesel combustion in mobile equipment and electricity generation for fixed equipment account for substantially all the Company's GHG emissions. As such, Equinox Gold's near-term GHG emissions reduction initiatives are focused on improving the efficiency of its haul trucks, transitioning to lower emissions diesel where supply is available, reducing electricity consumption and, where possible, sourcing electricity from green power sources.

More information about the Company's methodology, risk assessment and climate action strategy is summarized in the Climate Action Report, which is available for download at www.EquinoxGold.com.

About Equinox Gold

Equinox Gold is a growth-focused Canadian mining company with seven operating gold mines, construction underway at a new project, and a path to achieve more than one million ounces of annual gold production from a pipeline of development and expansion projects. Equinox Gold's common shares are listed on the TSX and the NYSE American under the trading symbol EQX. Further information about Equinox Gold's portfolio of assets and long-term growth strategy is available at www.equinoxgold.com or by email at ir@equinoxgold.com.

Equinox Gold Contacts

Greg Smith, President & CEO
Rhylin Bailie, Vice President Investor Relations
Tel: +1 604-558-0560
Email: ir@equinoxgold.com

Cautionary Notes

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation and may include future-oriented financial information. Forward-looking statements and forward-looking information in this news release relate to, among other things: the Company's ability to achieve a 25% reduction in GHG emissions by 2030; the strategic vision for the Company and expectations regarding production capabilities and future financial or operations performance; the timing for and the Company's ability to successfully advance its growth and development projects; the Company's expectations for reducing its GHG emissions and the impact of its operations on climate change; expectations regarding the availability of green alternative power sources, biofuels and energy efficient vehicles; and the anticipated cost savings of adopting certain emission reduction initiatives. Forward-looking statements or information generally identified by the use of the words "will", "target", "strategy", "potential", "commit" and similar expressions and phrases or statements that certain actions, events or results "could", "would" or "should", or the negative connotation of such terms, are intended to identify forward-looking statements and information. Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. The Company has based these forward-looking statements and information on the Company's current expectations and projections about future events and these assumptions include: the mine plans and development schedules outlined in the technical reports for each project, including estimated development schedules remaining unchanged; the Company's ability to reduce its environmental footprint and improve sustainability practices; the Company's ability to mitigate the negative impact of climate change on its operations; the availability of funds for the Company's projects and future cash requirements; the ability to realize anticipated benefits from climate risk mitigation initiatives, including the use of green energy and biofuels; construction and development at Greenstone being completed and performed in accordance with current expectations, including estimated capital costs; prices for energy inputs, labour, materials, supplies and services, and the impact of inflation on the same, remaining as expected; prices for gold remaining as estimated; no labour-related disruptions and no unplanned delays or interruptions in scheduled construction, development and production, including by blockade; all necessary permits, licenses and regulatory approvals are received in a timely manner; and the Company's ability to comply with environmental, health and safety laws. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this news release.

The Company cautions that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements and information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: changes in the expected impacts of climate change; changes in laws, regulations and government practices, including laws and regulations relating to the environment and carbon taxes; legal restrictions relating to mining; fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services, including environmentally friendly alternatives; fluctuations in currency markets; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and Indigenous partners; the Company's ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; and those factors identified in the section titled "Risks and Uncertainties" in Equinox Gold's MD&A dated March 23, 2022 for the year ended December 31, 2021, and in the section titled "Risks Related to the Business" in Equinox Gold's most recently filed Annual Information Form, both of which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar. Forward-looking statements and information are designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, Equinox Gold assumes no obligation to update or to publicly announce the results of any change to any forward-looking statement or information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If Equinox Gold updates any one or more forward-looking statements, no inference should be drawn that Equinox Gold will make additional updates with respect to those or other forward-looking statements. All forward-looking statements and information contained in this news release are expressly qualified in their entirety by this cautionary statement.

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SOURCE Equinox Gold Corp.

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%CIK: 0001756607

CO: Equinox Gold Corp.

CNW 14:15e 07-FEB-23